**PACIFIC BOOKER MINERALS INC.**


**FINANCIAL STATEMENTS**
**(Unaudited - Prepared by Management)**
**(Expressed in Canadian Dollars)**


**THREE MONTH PERIOD ENDED APRIL 30, 2008**

**UNAUDITED INTERIM FINANCIAL STATEMENTS**

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended April 30, 2008.

**PACIFIC BOOKER MINERALS INC.**
BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

|  | April 30, 2008 | January 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 8,391,880 | $ 5,500,296 |
| Receivables | 168,405 | 140,465 |
| Prepaid expenses and deposits | 67,798 | 35,037 |
|  | 8,628,083 | 5,675,798 |
| **Mineral property interests** (Note 4) | 4,832,500 | 4,832,500 |
| **Deferred exploration costs** (Note 5) | 13,593,303 | 12,792,612 |
| **Equipment, vehicles and furniture** (Note 6) | 34,578 | 35,793 |
| **Reclamation deposits** | 118,600 | 118,600 |
| **Total assets** | $27,207,064 | $23,455,303 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 949,351 | $ 589,965 |
| Amounts owing to related parties (Note 8) | 30,277 | 27,662 |
|  | 979,628 | 617,627 |
| **Shareholders' equity** | | |
| Capital stock (Note 7) | | |
| Authorized: | | |
| 100,000,000 common shares without par value | | |
| Issued and outstanding | | |
| 10,901,789 common shares (January 31, 2008 – 10,103,839) | 41,389,491 | 37,795,014 |
| Contributed surplus (Note 7) | 2,695,249 | 2,368,422 |
| Deficit | (17,857,304) | (17,325,760) |
|  | 26,227,436 | 22,837,676 |
| **Total liabilities and shareholders' equity** | $27,207,064 | $23,455,303 |

**Nature and continuance of operations** (Note 1)
**Contingency** (Note 11)
**Subsequent events** (Note 12)

**On behalf of the Board:**

*"William Deeks"*                                    *"Gregory R. Anderson"*
_____                  _____
William Deeks, Chairman                        Gregory R. Anderson, CEO

**PACIFIC BOOKER MINERALS INC.**
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

| | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---|---|
| **GENERAL AND ADMINISTRATIVE EXPENSES** | | |
| Amortization | $ 2,598 | $ 3,545 |
| Consulting fees | 1,600 | - |
| Directors fees | 3,500 | 3,000 |
| Filing and transfer agent fees | 49,568 | 13,462 |
| Foreign exchange (gain)loss | (29,110) | 22,937 |
| Interest income | (45,812) | (42,103) |
| Investor relations fees | 63,093 | 67,762 |
| Office and miscellaneous | 21,557 | 17,767 |
| Office rent | 18,008 | 17,668 |
| Professional fees (Note 8) | 21,932 | 24,377 |
| Shareholder information and promotion | 59,786 | 18,029 |
| Stock-based compensation (Note 7) | 329,591 | 165,555 |
| Telephone | 5,002 | 4,447 |
| Travel | 30,060 | 24,520 |
| Wages and benefits | 171 | 9,016 |
| **Loss before other items** | (531,544) | (349,982) |
| **Loss for the period** | $ (531,544) | $ (349,982) |
| **Basic and diluted loss per common share** | $ (0.05) | $ (0.04) |
| **Weighted average number of common shares  outstanding** | 10,244,873 | 8,980,596 |

**PACIFIC BOOKER MINERALS INC.**
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

| | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---:|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the period | $ (531,544) | $ (349,982) |
| Items not affecting cash: | | |
| Amortization | 2,598 | 3,545 |
| Stock-based compensation | 329,591 | 165,555 |
| | | |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | (27,940) | (37,304) |
| (Increase) decrease in prepaids and deposits | (32,761) | 23,231 |
| Increase (decrease) in accounts payable and accrued liabilities | 21,317 | (17,558) |
| Increase (decrease) in amounts owing to related parties | (1,041) | (23,592) |
| | | |
| Net cash used in operating activities | (239,780) | (236,105) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of capital stock | 3,591,713 | 1,786,349 |
| Share subscriptions received in advance | - | 130,200 |
| | | |
| Net cash provided by financing activities | 3,591,713 | 1,916,549 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Mineral property interests and deferred exploration costs (net of recovery) | (458,543) | (466,510) |
| Purchase of equipment, vehicles or furniture | (1,806) | - |
| | | |
| Net cash used in investing activities | (460,349) | (466,510) |
| | | |
| **Change in cash and cash equivalents during the period** | 2,891,584 | 1,213,934 |
| | | |
| **Cash and cash equivalents, beginning of period** | 5,500,296 | 3,960,047 |
| | | |
| **Cash and cash equivalents, end of period** | $ 8,391,880 | $ 5,173,981 |

**Supplemental disclosure with respect to cash flows** (Note 9)

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

|  | April 30, 2008 | January 31, 2008 |
|---|---|---|
| Working capital | $ 7,648,455 | $ 5,058,171 |
| Deficit | (17,857,304) | (17,325,760) |

## 2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies adopted by the Company are as follows:

### (a) Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates. The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, the recoverability of mineral properties, and the provision for the asset retirement obligation.

2.      **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

(a)  **Use of estimates** (cont'd...)

The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company's estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(b)  **Foreign currency translation**

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of operations.

(c)  **Cash and cash equivalents**

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.  As at April 30, 2008 and 2007, the Company did not have cash equivalents.

(d)  **Allowance for receivables**

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at April 30, 2008 and 2007.

(e)  **Mineral property interests and deferred exploration costs**

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

(Expressed in Canadian Dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

### (f) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

### (g) Equipment, vehicles and furniture

Property and equipment are recorded at cost. The Company provides for amortization annually as follows:

| | |
|---|---|
| Automobile | 30% declining balance |
| Computer equipment | 30% to 45% declining balance |
| Office furniture and equipment | 20% declining balance |
| Trailers | 30% declining balance |

### (h) Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

### (i) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The weighted average number of common shares outstanding for the period ended April 30, 2008 do not include the 489,800 (2007 – 1,858,650) warrants outstanding and the 1,562,827 (2007 – 1,396,000) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

2.      **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**(j)  Future income taxes**

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.      **CHANGE IN ACCOUNTING POLICY**

Effective February 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA");  "Financial Instruments - Recognition and Measurement" (Section 3855), "Financial Instruments - Disclosure and Presentation" (Section 3861), and "Comprehensive Income" (Section 1530).  These new standards have been adopted prospectively. Adoption of these standards did not impact February 1, 2007 opening balances.

**Financial instruments - Recognition and Measurement - Section 3855**
This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

**(i)  Held-for-trading**
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values.  Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

**(ii)  Held-to-maturity**
Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.  Currently, the company has no held-to-maturity financial assets.

3. **CHANGE IN ACCOUNTING POLICY** (cont'd...)

**(iii)  Loans and receivables**

Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits, which are accordingly measured at amortized cost.   Due to their short-term natures, the fair values of receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

**(iv)  Available-for-sale**

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.   Any gains or losses arising from the change in fair value are recorded as other comprehensive income.   Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.   Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

The company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.   Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

**(v) Other financial liabilities**

Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and accrued liabilities as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

**Financial instruments - Disclosure and Presentation - Section 3861**
This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them.  Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

**Comprehensive income - Section 1530**
This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.   Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders' equity. The Company did not have any transactions during the period ended April 30, 2008 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

(Expressed in Canadian Dollars)

## 3. CHANGE IN ACCOUNTING POLICY (cont'd...)

**Risk management**
Because the financial instruments are not subject to significant credit, foreign exchange or interest rate risk, the company has not adopted risk management policies.

## 4. MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing. The mineral property interests in which the Company has committed to earn an interest are located in Canada.

| Morrison claims, Canada | April 30, 2008 | January 31, 2008 |
|---|---|---|
| Balance, beginning and end of period | $ 4,832,500 | $ 4,832,500 |

**Morrison claims**

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims. In order to obtain the remaining 50% interest, the Company agreed to:

i) on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii) pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii) pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv) issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement. This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

(Expressed in Canadian Dollars)

## 4. MINERAL PROPERTY INTERESTS (cont'd…)

**Morrison claims** (cont'd…)

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C. As consideration, the Company issued 45,000 common shares at a value of $180,000.

**Hearne Hill claims**

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia ("B.C."). During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations. The Hearne Hill claims are currently subject to a legal claim (Note 11).

**Copper claims**

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty. These claims are located near the Morrison claims.

The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year. During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

**CUB claims**

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty. These claims are located near the Morrison claims.

The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year. During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

(Expressed in Canadian Dollars)

## 5. DEFERRED EXPLORATION COSTS

| Morrison claims, Canada | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---|---|
| Balance, beginning of period | $12,792,612 | $ 9,445,857 |
| **Deferred exploration costs** | | |
| Exploration | | |
| Amortization | 423 | 604 |
| Geological and geophysical | 246 | - |
| Supplies and camp | 4,500 | 4,500 |
| Community consultation | | |
| Geological and geophysical | 262 | - |
| Promotion and education | 720 | 1,290 |
| Sub-contracts and labour | 18,340 | - |
| Supplies and general | 23 | - |
| Travel | 2,079 | 7,207 |
| Environmental | | |
| Assays | 3,352 | 50,726 |
| Geological and geophysical | 146,707 | 44,465 |
| Sub-contracts and labour | 16,189 | 17,324 |
| Supplies and general | - | 2,503 |
| Travel | - | 367 |
| Metallurgical | | |
| Assays | - | 5,260 |
| Geological and geophysical | 5,186 | 35,795 |
| Sub-contracts and labour | 4,800 | 5,700 |
| Supplies and general | - | 561 |
| Travel | 188 | 797 |
| Scoping/Feasibility study | | |
| Assays | - | 33,137 |
| Geological and geophysical | 478,546 | 218,030 |
| Sub-contracts and labour | 88,616 | 43,655 |
| Supplies and general | 15,197 | 2,830 |
| Travel | 15,317 | 795 |
| Total deferred exploration costs for the period | $ 800,691 | $ 475,546 |
| Balance, end of period | $13,593,303 | $ 9,921,403 |

(Expressed in Canadian Dollars)

## 6. EQUIPMENT, VEHICLES AND FURNITURE

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| **April 30, 2008** | | | |
| Trailers | $ 25,000 | $ 24,728 | $ 272 |
| Automobile | 12,840 | 7,893 | 4,947 |
| Office furniture and equipment | 50,528 | 38,062 | 12,466 |
| Computer equipment | 63,880 | 46,987 | 16,893 |
| | $ 152,248 | $ 117,670 | $ 34,578 |

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| **January 31, 2008** | | | |
| Trailers | $ 25,000 | $ 24,706 | $ 294 |
| Automobile | 12,840 | 7,492 | 5,348 |
| Office furniture and equipment | 50,528 | 37,406 | 13,122 |
| Computer equipment | 62,074 | 45,045 | 17,029 |
| | $ 150,442 | $ 114,649 | $ 35,793 |

## 7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital Stock and contributed surplus transactions are summarized as follows:

| | Number of Shares | Capital Stock Amount | Share Subscriptions Received In Advance | Contributed Surplus | Deficit | Total |
|---|---|---|---|---|---|---|
| **Balance, January 31, 2007** | 8,810,939 | 32,080,329 | - | 1,218,149 | (15,103,853) | 18,194,625 |
| Exercise of stock options | 366,750 | 1,771,738 | - | - | - | 1,771,738 |
| Exercise of warrants | 926,150 | 3,845,050 | - | - | - | 3,845,050 |
| Stock-based compensation | - | 97,897 | - | 1,150,273 | - | 1,248,170 |
| Loss for the year | - | - | - | - | (2,221,907) | (2,221,907) |
| **Balance, January 31, 2008** | 10,103,839 | $ 37,795,014 | $ - | $ 2,368,422 | $(17,325,760) | $ 22,837,676 |
| Exercise of stock options | 1,250 | 6,563 | - | - | - | 6,563 |
| Exercise of warrants | 796,700 | 3,585,150 | - | - | - | 3,585,150 |
| Stock-based compensation | - | 2,764 | - | 326,827 | - | 329,591 |
| Loss for the period | - | - | - | - | (531,544) | (531,544) |
| **Balance, April 30, 2008** | 10,901,789 | $ 41,389,491 | $ - | $ 2,695,249 | $ (17,857,304) | $ 26,227,436 |

(Expressed in Canadian Dollars)

## 7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

### Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. These options can be granted for a maximum term of 5 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter. All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

| | for the three months ended April 30, 2008 | | for the three months ended April 30, 2007 | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding, beginning of period | 1,564,077 | $ 6.60 | 1,471,500 | $ 4.70 |
| Cancelled | - | | (7,500) | 3.87 |
| Exercised | (1,250) | 5.25 | (68,000) | 4.34 |
| Outstanding, end of period | 1,562,827 | $ 6.60 | 1,396,000 | $ 4.72 |
| Options exercisable, end of period | 1,304,414 | $ 5.78 | 1,116,750 | $ 4.51 |

The following stock options were outstanding at April 30, 2008:

| Number of Options Outstanding | Number Currently Exercisable | Exercise Price | Expiry Date |
|---|---|---|---|
| 240,000 | 240,000 | 3.87 | October 13, 2009 |
| 460,000 | 460,000 | 4.00 | October 4, 2010 |
| 90,000 | 90,000 | 6.20 | April 20, 2011 |
| 206,000 | 206,000 | 5.25 | June 27, 2011 |
| 100,000 | 75,000 | 7.00 | November 29, 2011 |
| 335,000 | 167,500 | 11.00 | July 3, 2012 |
| 131,827 | 65,914 | 11.55 | July 30, 2012 |

(Expressed in Canadian Dollars)

## 7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

### Stock-based compensation

Total stock-based compensation recognized during the period ended April 30, 2008 was $329,591 (2007 – $165,555) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

### Warrants

Warrant transactions are summarized as follows:

| | for the three months ended April 30, 2008 | | April 30, 2007 | |
|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price | Number of Warrants | Weighted Average Exercise Price |
| Outstanding, beginning of period | 1,286,500 | $ 5.07 | 2,212,650 | $ 4.69 |
| Exercised | (796,700) | 4.50 | (354,000) | 4.21 |
| Outstanding, end of period | 489,800 | $ 6.00 | 1,858,650 | $ 4.78 |

The following share purchase warrants were outstanding and exercisable at April 30, 2008:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 489,800 | 6.00 | July 28, 2008 (20,000 exercised subsequently) |

(Expressed in Canadian Dollars)

## 8. RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

| | | April 30, 2008 | | April 30, 2007 | |
|---|---|---|---|---|---|
| Paid to a: | | Amounts paid or payable | Owed at period end | Amounts paid or payable | Owed at period end |
| director for investor relations | | $ 30,093 | $ 5,392 | $ 34,762 | $ 6,006 |
| director for investor relations | | 33,000 | 15,172 | 33,000 | 18,210 |
| director for consulting services | (a) | 19,500 | 3,523 | 19,500 | - |
| spouse of a director | (b) | 7,020 | 871 | 5,265 | 1,139 |
| officer of the company | (c) | 7,890 | 5,319 | 6,863 | - |
| owed to a director for expenses | | - | - | - | 1,553 |
| | | $ 97,503 | $ 30,277 | $ 99,390 | $ 26,908 |

a) for project management services which have been capitalized to subcontracts on the Morrison claims
b) for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.
c) for accounting and management services.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted. The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

## 9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the period ended April 30, 2008 were as follows:

a) The Company recorded $663,881 of deferred exploration expense as accounts payable and $9,327 of deferred exploration expense as owing to related parties.

b) The Company recorded $423 of amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the period ended April 30, 2007 were as follows:

a) The Company recorded $186,446 of deferred exploration expense as accounts payable and $9,984 of deferred exploration expense as owing to related parties.

b) The Company recorded $604 of amortization expense on property and equipment as deferred exploration costs.

(Expressed in Canadian Dollars)

## 10. SEGMENTED INFORMATION

All of the Company's operations are within the mining sector. The Company's mining operations are centralized whereby the Company's head office is responsible for the exploration results and to provide support in addressing local and regional issues. As at April 30, 2008 and 2007, the Company's assets are all located in Canada (Notes 4 and 6).

## 11. CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 4) which adjoins the Company's Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims. The Writ of Summons and Statement of Claim also included a claim for the return of the Morrison property. During the fiscal year ended January 31, 2008, the application by the optionors of the Hearne Hill property to include the company's Morrison property as part of their claim has been dismissed by the Supreme Court of British Columbia. Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract. The Company had accrued a total of $200,000 as payable in regards to the Hearne Hill. The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

## 12. SUBSEQUENT EVENTS

Subsequent to period end, the Company issued 20,000 common shares on exercise of warrants for total proceeds of $120,000. The Company has not issued any other stock or announced any private placements.

(Expressed in Canadian Dollars)

## 13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

### Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

| | April 30, 2008 | | | January 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Balance, Canadian GAAP | Adjustments | Balance, United States GAAP | Balance, Canadian GAAP | Adjustments | Balance, United States GAAP |
| Current assets | $ 8,628,083 | $ - | $ 8,628,083 | $ 5,675,798 | $ - | $ 5,675,798 |
| Mineral property interests | 4,832,500 | (140,000) | 4,692,500 | 4,832,500 | (140,000) | 4,692,500 |
| Deferred exploration costs | 13,593,303 | (13,593,303) | - | 12,792,612 | (12,792,612) | - |
| Property and equipment | 34,578 | - | 34,578 | 35,793 | - | 35,793 |
| Reclamation deposits | 118,600 | - | 118,600 | 118,600 | - | 118,600 |
| | $ 27,207,064 | $ (13,733,303) | $ 13,473,761 | $ 23,455,303 | $ (12,932,612) | $ 10,522,691 |
| Current liabilities | $ 979,628 | $ - | $ 979,628 | $ 617,627 | $ - | $ 617,627 |
| Shareholders' equity | 26,227,436 | (13,733,303) | 12,494,133 | 22,837,676 | (12,932,612) | 9,905,064 |
| | $ 27,207,064 | $ (13,733,303) | $ 13,473,761 | $ 23,455,303 | $ (12,932,612) | $ 10,522,691 |

(Expressed in Canadian Dollars)

## 13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

### Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

| | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---|---|
| Loss for the period, Canadian GAAP | $ (531,544) | $ (349,982) |
| Adjustments: | | |
| Write-off of mineral property interests | - | - |
| Write-off of deferred exploration costs | - | - |
| Mineral property interests | - | - |
| Deferred exploration costs | (800,691) | (475,546) |
| Loss for the period, United States GAAP | $ (1,332,235) | $ (825,528) |
| Basic and diluted loss per common share, United States GAAP | $ (0.13) | $ (0.09) |
| Weighted average number of common shares outstanding, United States GAAP | 10,244,873 | 8,980,596 |

### Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

| | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---|---|
| Net cash used in operating activities, | | |
| Canadian GAAP | $ (239,780) | $ (236,105) |
| Amortization | 423 | 604 |
| Mineral property interests and deferred exploration costs (net of recovery) | (458,966) | (467,114) |
| Net cash used in operating activities, Unites States GAAP | (698,323) | (702,615) |
| Net cash provided by financing activities, Canadian GAAP and Unites States GAAP | 3,591,713 | 1,916,549 |

*- Continued -*

(Expressed in Canadian Dollars)

## 13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

**Statements of cash flows** (cont'd...)

| | Three Month Period Ended April 30, 2008 | Three Month Period Ended April 30, 2007 |
|---|---|---|
| Continued... | | |
| Net cash used in investing activities, Canadian GAAP | (460,349) | (466,510) |
| Mineral property interests and deferred exploration costs (net of recovery) | 458,543 | 466,510 |
| Net cash used in investing activities, Unites States GAAP | (1,806) | - |
| Change in cash during the period | 2,891,584 | 1,213,934 |
| Cash, beginning of period | 5,500,296 | 3,960,047 |
| Cash, end of period | $ 8,391,880 | $ 5,173,981 |

**Mineral property interests and deferred exploration costs**

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, deferred exploration costs are expensed as incurred. The Company also considers the provisions of EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets" which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

(Expressed in Canadian Dollars)

## 13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

### Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" ("SFAS 123(R)") utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company's financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, "Accounting for Stock-Based Compensation" on February 1, 2003. The Company's results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the periods ended April 30, 2008 and 2007.

### Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business. Effective for the fiscal year ended January 31, 2007 and subsequent, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

### Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures. As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities. Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

(Expressed in Canadian Dollars)

## 14. NEW ACCOUNTING PRONOUNCEMENTS

***Canadian pronouncements***

In January 2005, the CICA issued the following new accounting standards, for fiscal years beginning on or after October 1, 2006:

CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. The adoption of this new standard by the Company is not expected to have a material impact.

The following accounting standard is effective for fiscal years beginning on or after January 1, 2007:

CICA Handbook Section 1506: "Accounting Changes" states that an entity shall change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. The adoption of this new standard by the Company is not expected to have a material impact.

Going Concern
In June 2007, the CICA approved amendments to Handbook Section 1400 "General Standards for Financial Statement Presentation". The standard outlines specific requirements for assessing and disclosing an entity's ability to continue as a going concern. Although the revised standard is not expected to impact the Company's net earnings or financial position, there may be different and additional disclosure surrounding the Company's going concern disclosure.

Financial instrument disclosure
In December 2006, the CICA approved Handbook sections 3862 "Financial Instruments Disclosure" and section 3863 "Financial Instruments Presentation". These sections will require a complete set of disclosure and presentation requirements for financial instruments with increased emphasis on making disclosure more transparent and enhancing risk identification and discussion of how risks are managed. Although the revised standard will not impact the Company's net earnings or financial position, there may be additional disclosure provided.

(Expressed in Canadian Dollars)

## 14. NEW ACCOUNTING PRONOUNCEMENTS (cont'd...)

***Canadian pronouncements*** (cont'd...)

Convergence with International Financial Reporting Standards
In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada and the expected convergence with International Financial Reporting Standards ("IFRS") by the end of 2011. On February 13, 2008 the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

Capital Disclosures
In December 2006, the CICA approved Handbook section 1535 "Capital Disclosures" with outlines new required disclosure of specific information about an entity's objective, policies and processes for managing capital. Although the revised standard will not impact the Company's net earnings or financial position, there will be additional disclosure provided.

***United States pronouncements***

In July 2006, FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to he recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", amends Financial Accounting Standard Board (FASB) interpretation No.48, Accounting for Uncertainty in Income Tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

In September 2006, FASB issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements." Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

(Expressed in Canadian Dollars)

## 14. NEW ACCOUNTING PRONOUNCEMENTS (cont'd...)

***United States pronouncements*** (cont'd...)

The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.
This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidate

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.